UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )1

Harte Hanks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

416196103

(CUSIP Number)

GREG LEMPEL

1177 West Loop South, Suite 1625

Houston, Texas 77027

713-482-2196

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 180,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,680,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,680,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,680,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item	1. Security and Issuer.

This statement relates to the Common Stock (the “Shares”) of Hearte Hanks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

Item	2. Identity and Background.

(a)	This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(vi)	The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”); and

(vii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The officers and directors of Radoff Foundation and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c) The principal business of BLR Partners is investing in securities. The principal business of BLRPart GP is serving as the general partner of BLR Partners. The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Radoff is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item	3. Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,500,000 Shares owned directly by BLR Partners is approximately $3,756,029, including brokerage commissions. The aggregate purchase price of the 180,000 Shares owned directly by Radoff Foundation is approximately $182,896, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons demand that the Issuer take immediate action to enhance its corporate governance. The Reporting Persons may have conversations with fellow shareholders to discuss Issuer corporate governance in addition to continuing to engage with Issuer management and board members. These discussions may include but are not limited to the following: the immediate need for a new Chairman with industry experience and a track record of value creation; the immediate need for a significant refreshing of the board specifically targeting overtenured board members; declassification of the Issuer board; the ability of shareholders owning 10% or more of the Issuer to call special meetings; and other matters that would involve the Issuer conforming to best practices of corporate governance.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item	5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 62,068,179 Shares outstanding as of October 15, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2017.

A.	BLR Partners

(a)	As of the close of business on January 11, 2018, BLR Partners beneficially owned 3,500,000 Shares. Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 3,500,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,500,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 3,500,000 Shares owned by BLR Partners.
Percentage:	Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 3,500,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,500,000

4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 3,500,000 Shares owned by BLR Partners.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 3,500,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,500,000

4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 3,500,000 Shares owned by BLR Partners.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 3,500,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,500,000

4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 3,500,000 Shares owned by BLR Partners.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 3,500,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,500,000

4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Radoff Foundation

(a)	As of the close of business on January 11, 2018, Radoff Foundation beneficially owned 180,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 180,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 180,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Mr. Radoff

(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 3,500,000 Shares owned by BLR Partners and (ii) 180,000 Shares owned by Radoff Foundation.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,680,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,680,000

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners and Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 12, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item	7. Material to be Filed as Exhibits.

99.1     Joint Filing Agreement, dated January 12, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018

BLR Partners LP
By:	BLRPart, LP General Partner
By:	BLRGP Inc. General Partner
By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director
BLRPart, LP
By:	BLRGP Inc. General Partner
By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director
BLRGP Inc.
By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director
Fondren Management, LP
By:	FMLP Inc. General Partner
By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director
FMLP Inc.
By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

The Radoff Family Foundation
By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Director

/s/ Bradley L. Radoff
Bradley L. Radoff

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley L. Radoff Director*

Rose Radoff Director and Secretary	Director and Secretary	1177 West Loop South Suite 1625 Houston, Texas 77027	United States

Russell Radoff Director	Medical Doctor	1177 West Loop South Suite 1625 Houston, Texas 77027	United States

*	Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale
BLR PARTNERS LP

Purchase of Common Stock	32,561	1.008	1/11/2018
Purchase of Common Stock	24,879	0.955	1/10/2018
Purchase of Common Stock	34,317	0.957	1/9/2018
Purchase of Common Stock	50,000	0.956	1/5/2018
Purchase of Common Stock	300,000	0.959	1/4/2018
Purchase of Common Stock	402,142	0.960	1/4/2018
Purchase of Common Stock	22,858	0.949	1/2/2018
Purchase of Common Stock	20,000	0.965	12/29/2017
Purchase of Common Stock	50,000	0.954	12/28/2017
Purchase of Common Stock	30,000	0.918	12/21/2017
Purchase of Common Stock	16,000	0.919	12/20/2017
Purchase of Common Stock	51,200	0.955	12/19/2017
Purchase of Common Stock	22,800	0.946	12/18/2017
Purchase of Common Stock	19,658	0.970	12/13/2017
Purchase of Common Stock	85,469	0.973	12/12/2017
Purchase of Common Stock	14,873	0.971	12/11/2017
Purchase of Common Stock	11,940	0.995	12/8/2017
Purchase of Common Stock	25,114	0.999	12/7/2017
Purchase of Common Stock	17,946	1.004	12/6/2017
Purchase of Common Stock	25,000	1.056	12/5/2017
Purchase of Common Stock	13,880	1.049	12/4/2017
Purchase of Common Stock	11,120	1.017	12/1/2017
Purchase of Common Stock	78,400	1.054	11/30/2017
Purchase of Common Stock	21,845	1.041	11/29/2017
Purchase of Common Stock	10,000	1.083	11/28/2017
Purchase of Common Stock	4,374	1.076	11/27/2017
Purchase of Common Stock	6,518	1.028	11/24/2017
Purchase of Common Stock	78,863	1.031	11/22/2017
Purchase of Common Stock	10,000	1.026	11/20/2017
Purchase of Common Stock	34,700	1.004	11/15/2017
Purchase of Common Stock	10,300	1.005	11/14/2017
Purchase of Common Stock	25,700	1.013	11/13/2017
Purchase of Common Stock	6,300	1.041	11/10/2017
Purchase of Common Stock	42,644	1.059	11/8/2017
Purchase of Common Stock	55,000	1.067	11/7/2017
Purchase of Common Stock	1,699	1.065	11/6/2017

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	12,181	1.008	1/11/2018
Purchase of Common Stock	26,062	0.952	1/8/2018
Purchase of Common Stock	40,000	1.036	11/17/2017
Purchase of Common Stock	30,000	1.009	11/16/2017
Purchase of Common Stock	59,757	1.058	11/9/2017